-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

                                ---------------

                         SEQUOIA SOFTWARE CORPORATION
                      (Name of Subject Company (Issuer))

                                ---------------

                         SOUNDGARDEN ACQUISITION CORP.
                             CITRIX SYSTEMS, INC.
                     (Names of Filing Persons (Offerors))

                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                   817439102
                     (CUSIP Number of Class of Securities)

                                ---------------

                              John P. Cunningham
                               6400 N.W. 6th Way
                           Fort Lauderdale, FL 33309
                                (954) 267-3000

                                   Copy to:

                           Jonathan M. Moulton, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                               Boston, MA 02110
                                (617) 248-7000
           (Name, address, and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                                ---------------

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
            $184,600,000                                 $36,920
-------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Soundgarden Acquisition Corp. of 32,768,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Sequoia Software Corporation outstanding at March 19, 2001 at a purchase price in cash of $5.64 per share, taking into account the conversion of vested and exercisable outstanding options and warrants.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Soundgarden Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation ("Citrix"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Sequoia Software Corporation, a Maryland corporation ("Sequoia"), at a purchase price of $5.64 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B). This Schedule TO is being filed on behalf of Merger Sub and Citrix.

ITEM 1. SUMMARY TERM SHEET

  The information set forth in the Offer to Purchase under "Questions and Answers" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

  (a) The issuer is Sequoia Software Corporation, a Maryland corporation, with its principal executive offices located at 8890 McGaw Road, Columbia, MD 21045; telephone number (410) 715-0206.

  (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

  (a), (b) and (c)(1), (c)(2) and (c)(5) The information set forth in Section 9 "Certain Information Concerning Merger Sub and Citrix," and Annex I of the Offer to Purchase is incorporated herein by reference.

  (c)(3) To the best knowledge of Merger Sub or Citrix, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (c)(4) To the best knowledge of Merger Sub or Citrix, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION

  (a)(1)(i) through (v) The information set forth in the Introduction and
Section 1 "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(vi) and (vii) The information set forth in Section 3 "Procedures for Tendering Shares" and Section 4 "Withdrawal Rights" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(viii) The information set forth in Section 2 "Acceptance for Payment and Payment of Shares" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(ix), (x), (xi) Not applicable.

  (a)(1)(xii) The information set forth in Section 5 "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  (a) and (b) The information set forth in Section 9 "Certain Information Concerning Merger Sub and Citrix," Section 11 "Background of Offer" and
Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  (a) and (c)(1) through (7) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for Sequoia," Section 13 "The Transaction Documents," and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a), (b) and (d) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  The information set forth in Section 9 "Certain Information Concerning Merger Sub and Citrix" and in Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

  The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

  Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) the offer is for all outstanding securities of the subject class. However, the information set forth in Section 9 "Certain Information Concerning Merger Sub and Citrix" of the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

  (a)(1) Other than as elsewhere disclosed in this statement, none.

  (a)(2) through (5) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (b) None or not applicable.

ITEM 12. EXHIBITS

 (a)(1)(A) Offer to Purchase dated March 28, 2001.

 (a)(1)(B) Letter of Transmittal.

 (a)(1)(C) Notice of Guaranteed Delivery.

           Letter to Brokers, Dealers, Banks, Trust Companies and Other
 (a)(1)(D) Nominees.

           Letter to Clients for Use by Brokers, Dealers, Banks, Trust
 (a)(1)(E) Companies and Other Nominees.

           Guidelines for Certification of Taxpayer Identification Number on
 (a)(1)(F) Substitute Form W-9.
 (a)(1)(G) Joint Press Release issued by Citrix and Sequoia (incorporated by reference herein to Schedule TO-C filed March 21, 2001 by Citrix).

 (a)(1)(H) Summary Advertisement published March 28, 2001.

 (b)       Not applicable.

 (d)(1) Agreement and Plan of Merger, dated as of March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp. and
           Sequoia Software Corporation (incorporated by reference herein to Exhibit 2 to Schedule 13D filed March 28, 2001 by Citrix and Merger
           Sub ("Schedule 13D")).

 (d)(2) Transaction Option Agreement, dated as of March 20, 2001, by and between Citrix Systems, Inc. and Sequoia Software Corporation
           (incorporated by reference herein to Exhibit 3 to Schedule 13D).

 (d)(3)    Stockholders Agreement, dated March 20, 2001, by and among Citrix
           Systems, Inc., Soundgarden Acquisition Corp., Sequoia Software
           Corporation and certain stockholders of Sequoia Software Corporation
           (incorporated by reference herein to Exhibit 4 to Schedule 13D).

 (d)(4)    Employment Agreement, dated March 20, 2001, by and between Citrix
           Systems, Inc. and Richard C. Faint, Jr. (incorporated by reference herein to Exhibit (e)(4) to Schedule 14D-9 filed March 28, 2001 by
           Sequoia ("Schedule 14D-9")).

 (d)(5)    Employment Agreement, dated March 20, 2001, by and between Citrix
           Systems, Inc. and Mark A. Wesker (incorporated by reference herein to Exhibit (e)(5) to Schedule 14D-9).

 (d)(6)    Employment Agreement, dated March 20, 2001, by and between Citrix
           Systems, Inc. and Paul Martin (incorporated by reference herein to Exhibit (e)(6) to Schedule 14D-9).

 (g)       Not applicable.

 (h)       Not applicable.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CITRIX SYSTEMS, INC.

                                              /s/ John P. Cunningham
                                          By: ---------------------------------
                                            Name:  John P. Cunningham
                                            Title: Chief Financial Officer,
                                                   Treasurer, Senior Vice
                                                   President,
                                                   Finance and Administration
                                                   and
                                                   Assistant Secretary

                                          SOUNDGARDEN ACQUISITION CORP.

                                              /s/ John P. Cunningham
                                          By: ---------------------------------
                                            Name:  John P. Cunningham
                                            Title: President and CEO

Dated: March 28, 2001

                               INDEX TO EXHIBITS

  Exhibit
  Number
  -------
 (a)(1)(A) Offer to Purchase dated March 28, 2001.


 (a)(1)(B) Letter of Transmittal.


 (a)(1)(C) Notice of Guaranteed Delivery.


 (a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.


 (a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.


 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.


 (a)(1)(G) Joint Press Release issued by Citrix and Sequoia (incorporated by reference herein to Schedule TO-C filed March 21, 2001 by Citrix).

 (a)(1)(H) Summary Advertisement published March 28, 2001.


 (b)       Not applicable.


 (d)(1) Agreement and Plan of Merger, dated as of March 20, 2001, by and among Citrix Systems, Inc., Soundgarden Acquisition Corp. and
           Sequoia Software Corporation (incorporated by reference herein to Exhibit 2 to Schedule 13D filed March 28, 2001 by Citrix and Merger
           Sub ("Schedule 13D")).

 (d)(2) Transaction Option Agreement, dated as of March 20, 2001, by and between Citrix Systems, Inc. and Sequoia Software Corporation
           (incorporated by reference herein to Exhibit 3 to Schedule 13D).

 (d)(3)    Stockholders Agreement, dated March 20, 2001, by and among Citrix
           Systems, Inc., Soundgarden Acquisition Corp., Sequoia Software
           Corporation and certain stockholders of Sequoia Software Corporation
           (incorporated by reference herein to Exhibit 4 to Schedule 13D).

 (d)(4)    Employment Agreement, dated March 20, 2001, by and between Citrix
           Systems, Inc. and Richard C. Faint, Jr. (incorporated by reference herein to Exhibit (e)(4) to Schedule 14D-9 filed March 28, 2001 by
           Sequoia ("Schedule 14D-9")).

 (d)(5)    Employment Agreement, dated March 20, 2001, by and between Citrix
           Systems, Inc. and Mark A. Wesker (incorporated by reference herein to Exhibit (e)(5) to Schedule 14D-9).

 (d)(6)    Employment Agreement, dated March 20, 2001, by and between Citrix
           Systems, Inc. and Paul Martin (incorporated by reference herein to Exhibit (e)(6) to Schedule 14D-9).

 (g)       Not applicable.


 (h)       Not applicable.